[Letterhead of Snow Becker Krauss P.C.]

November 2, 2007

Russell Mancuso, Esq.
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	AFP Imaging Corporation Registration Statement on Form S-1 Filed October 15, 2007 File No. 333-146704

Dear Mr. Mancuso:

We have reviewed your comment letter dated October 22, 2007 to the undersigned in respect of the above-referenced filing. On behalf of AFP Imaging Corporation (the ‘‘Company’’), we herewith set forth the responses of the Company to the comments contained in your letter. For your convenience, the text of each comment directly precedes the response thereto.

Simultaneously herewith, the Company is filing an amendment to its Registration Statement on Form S-1 (‘‘Amendment No. 1’’) with the Securities and Exchange Commission (the ‘‘Commission’’).

1.	We note that you have incorporated by reference your annual report on Form 10-K into this Form S-1. We also note that the information required by Part III of Form 10-K was not provided in that filing, but will be incorporated by reference from your proxy statement. Please note that before you request that the effective date of this registration statement be accelerated, you should either (1) file your definitive proxy statement with all required information; or (2) include in your Form 10-K the information required by Part III. Refer to the Division of Corporation Finance’s Telephone Interpretation Manual, Section H, No. 6.

Response:

The Company’s definitive proxy statement was filed with the Commission on October 29, 2007.

2.	Please update your disclosure on page 30 to incorporate by reference either your definitive proxy statement or amended Form 10-K, as appropriate.

Response:

Amendment No. 1 has been appropriately modified in response to this comment.

3.	Please identify the natural persons who exercise voting or investment power for the shares held by each entity listed in your selling securityholders’ table.

Response:

Amendment No. 1 has been appropriately modified in response to this comment.

Very truly yours,
SNOW BECKER KRAUSS P.C.
By:	/s/ David R. Fishkin
David R. Fishkin

cc:	Donald Rabinovitch David Vozick Elise Nissen Jack Becker, Esq.